UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28833 / July 22, 2009

_____

In the Matter of   :
                                                                        :
Chubb Separate Account VA-1   :
Lincoln National Life Insurance Company   :
One Granite Place   :
Concord, New Hampshire 03301   :
                                                                        :
(811-8556)   :
_____:

ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT
COMPANY

Chubb Separate Account VA-1 ("Applicant"), an investment company registered under
the Investment Company Act of 1940 ("1940 Act"), filed an application on February 2,
2009, and amended applications on April 20, 2009 and on June 4, 2009 under Section 8(f)
of the 1940 Act, requesting an order declaring that it has ceased to be an investment
company as defined by the 1940 Act.

A notice of the filing of the application was issued on June 26, 2009 (Investment
Company Act Release No. 28803). The notice gave interested persons an opportunity to
request a hearing and stated that an order disposing of the matter would be issued unless a
hearing should be ordered. No request for a hearing has been received, and the
Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in
the application, that Applicant has ceased to be an investment company as defined by the
1940 Act.

Accordingly,

IT IS ORDERED, pursuant to Section 8(f) of the 1940 Act, that the registration of Applicant Chubb Separate Account VA-1 (811-8556) under the 1940 Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary